Waiver Letter
        Reference is made to the limited offer for increased cash compensation (together with any amendments or supplements thereto, the “Limited Offer”), pursuant to which Celanese Europe Holding GmbH & Co. KG (formerly known as BCP Crystal Acquisition GmbH & Co. KG) (“Purchaser”) is offering to all minority shareholders (aussenstehende Aktionäre) of Celanese AG to acquire all their registered ordinary shares with no par value of Celanese AG (collectively, the “Celanese Shares” and each, a “Celanese Share”) at the increased offer price of EUR51.00 per Celanese Share, in cash, plus interest as described in the Supplement (defined below), upon the terms and conditions set forth in the Offer Document published September 2, 2004 (as amended and supplemented from time to time, the “Mandatory Offer Document”), the Going Private Disclosure Document dated July 6, 2005 and the Supplement published August 30, 2005 (as amended and supplemented from time to time, the “Supplement”) and the related Letter of Transmittal, receipt of which is hereby acknowledged. Capitalized terms used herein but not defined have the meanings given to them in the Supplement.

[Name of Celanese Shareholder]

[Address]
1.     The undersigned hereby represents and warrants that it:

☐	own(s) Celanese Share(s), with regard to which it is tendering into and accepts the terms of the Limited Offer for increased cash compensation of EUR51.00 per share, plus interest as described in the Supplement, under the Domination Agreement; and/or

☐	owned Celanese Share(s) with regard to which it previously tendered into the Mandatory Offer for cash compensation at a rate of EUR41.92, plus interest as described in the Mandatory Offer Document, under the Domination Agreement; and hereby requests the Incremental Payment described in the Supplement.
        The undersigned hereby declares and agrees that, in connection with the Domination Agreement, and in consideration of receiving the Limited Offer Consideration or the Incremental Payment, as applicable, it:

(a) has not filed, and will not file, any application (an “Application”) related to the Domination Agreement for the initiation of special award proceedings pursuant to Sec. 1 no. 1 of the German Special Award Proceedings Act (“Proceedings”);

(b) if it has ever filed any Application, then it has since withdrawn such Application in an irrevocable and binding manner;

(c) waives its right to initiate and carry out special award proceedings in German courts for the purposes of determining any fair compensation in connection with the Domination Agreement;

(d) has not submitted, joined or adhered and will not submit, join or adhere to, whether directly or indirectly, any Application; and

(e) waives any right to compensation related to the Domination Agreement determined in Proceedings in court or in an agreement to settle such Proceedings.
        In addition, the undersigned hereby represents and warrants, as applicable, that it (i) validly owns the Celanese Shares tendered hereby, free and clear of any liens or other third party’s rights; and/or (ii) continues to hold the respective supplementary rights to a possible increase of the cash compensation and has not assigned such rights to a third party, as the case may be.

Name of Person/Entity:

Authorized Signature:
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